



SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2010
WASH, D.C.
193
SECTION


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 36999 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 200
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 X 249
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/18

AB 8/18

## OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 26 day of July, 2010 by Jerry Sanada proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Cheryl A McEwan
Notary Public

Signature

Chief Financial Officer
Title


CHERYL ANN MCEWAN
Commission # 1872394
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 13 2010
WASH, D.C.
193
SECTION

**Alliance Advisory & Securities, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended June 30, 2010**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.:

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. (the Company) as of June 30, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 12, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

**Alliance Advisory & Securities, Inc.**
**Statement of Financial Condition**
**June 30, 2010**

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 174,424 |
| Receivables from clearing organization | | 78,216 |
| Deposit with clearing organization | | 19,043 |
| Marketable securities, at market value | | 5,334 |
| Receivable from related party | | 7,143 |
| Prepaid income taxes | | 900 |
| Prepaid expense | | 5,657 |
| Securities, not readily marketable | | 30,200 |
| **Total assets** | $ | 320,917 |

## Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 8,332 |
| Commission payable | | 43,267 |
| Sublease deposit | | 1,000 |
| Pension plan payable | | 12,326 |
| Payable to related party | | 94,170 |
| **Total liabilities** | | 159,095 |

**Stockholders' equity**

| | | |
|---|---|---|
| Common stock, no par value, 1,000,000 shares authorized, 109,000 shares issued and outstanding | | 1,030 |
| Additional paid-in capital | | 46,970 |
| Retained earnings | | 113,822 |
| **Total stockholders' equity** | | 161,822 |
| **Total liabilities and stockholders' equity** | $ | 320,917 |

*The accompanying notes are an integral part of these financial statements.*

**Alliance Advisory & Securities, Inc.**
**Statement of Operations**
**For the Year Ended June 30, 2010**

| | |
|---|---|
| **Revenues** | |
| Commissions income | $ 1,753,116 |
| Interest income | 66 |
| Net investment gains (losses) | 5,164 |
| **Total revenues** | 1,758,346 |
| **Expenses** | |
| Employee compensation and benefits | 964,810 |
| Commission expense | 689,618 |
| Administrative expense | 127,170 |
| Communication | 6,607 |
| Other operating expenses | 116,070 |
| Reimbursed expenses | (84,738) |
| **Total expenses** | 1,819,537 |
| **Net income (loss) before income tax provision** | (61,191) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (61,991) |

*The accompanying notes are an integral part of these financial statements.*

**Alliance Advisory & Securities, Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended June 30, 2010**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at June 30, 2009** | $ 1,000 | $ 14,000 | $ 175,813 | $ 190,813 |
| Proceeds from paid-in capital | - | 32,970 | - | 32,970 |
| Proceeds from issuance of common stock | 30 | - | - | 30 |
| Net income (loss) | - | - | (61,991) | (61,991) |
| **Balance at June 30, 2010** | $ 1,030 | $ 46,970 | $ 113,822 | $ 161,822 |

*The accompanying notes are an integral part of these financial statements.*

**Alliance Advisory & Securities, Inc.**
**Statement of Cash Flows**
**For the Year Ended June 30, 2010**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (61,991) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Receivables from clearing organization | $ (22,891) | |
| Deposit with clearing organization | 15,957 | |
| Marketable securities, at market value | 981 | |
| Investments, at fair value | 36,588 | |
| Receivable from related party | (3,620) | |
| Prepaid income taxes | (900) | |
| Prepaid expense | 5,925 | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 2,236 | |
| Commission payable | 26,299 | |
| Income taxes payable | (14,248) | |
| Pension plan payable | (2) | |
| Payable to related party | 94,170 | |
| Total adjustments | | 140,495 |
| **Net cash and cash equivalents provided by (used in) operating activities** | | 78,504 |
| **Net cash and cash equivalents provided by (used in) investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Proceeds from issuance of common stock | 30 | |
| Proceeds from contribution of additional paid-in capital | 32,970 | |
| **Net cash and cash equivalents provided by (used in) financing activities** | | 33,000 |
| **Net increase (decrease) in cash and cash equivalents** | | 111,504 |
| **Cash and cash equivalents at beginning of year** | | 62,920 |
| **Cash and cash equivalents at end of year** | | $ 174,424 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 15,948 | |

**Supplemental disclosures of non-cash transactions:**

During the year ended June 30, 2010, the Company converted $33,000 of debt to Alliance Financial Group, Inc ("AFG"), into an additional 3 shares of common stock.

*The accompanying notes are an integral part of these financial statements.*

**Alliance Advisory & Securities, Inc.**
**Notes to Financial Statements**
**June 30, 2010**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer, which comprises several classes of services, including providing financial planning, consulting, insurance and brokerage services.

The Company provides financial planning, consulting, insurance and brokerage services to 220 clients, primarily located in Southern California. No client accounted for more than 5% of the Company's income, during the year ended June 30, 2010.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2010, a total of $2,525 of advertising costs are included in other operating expense.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

## Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of June 30, 2010, the receivables from clearing organization of $78,216 are pursuant to these clearance agreements.

## Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with RBC Dain Rauscher Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2010 was $19,043.

## Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of restricted corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2010 these securities are carried at their fair market value of $5,334. The accounting for the mark-to-market on proprietary trading is included in the Statement of Operations as net investment losses of $981.

## Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| State | 800 | - | 800 |
| Total income tax expense (benefit) | 800 | - | $ 800 |

## Note 6: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable, represent an investment not in the ordinary course of business of the Company. This investment consists of the following at June 30, 2010:

| | Amount |
|---|---|
| Unregistered corporate securities | $ 30,200 |

The unregistered corporate securities are recorded at cost. These investments are considered non-allowable assets for net capital purposes.

## Note 7: COMMITMENTS AND CONTINGENCIES

On April 15, 2010, the Company entered into a purchase agreement, whereby the Company agreed to purchase the registered investment advisory, broker/dealer, insurance agency, and financial planning business of another entity. The Company has agreed to pay a fixed percentage of the revenues generated from the acquired business over the next 24 to 48 months. As of June 30, 2010, the Company has paid $4,888, under the terms of this purchase agreement.

## Note 8: RELATED PARTY TRANSACTIONS

The Company is the investment manager for four limited partnerships owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the majority shareholder of the Company. During the year ended June 30, 2010, the Company received $293,262 in revenue for management services to these funds. This amount is included in Commission and fee income on the accompanying Statement of Operations. The Company is owed $7,143 of these fees at June 30, 2010.

The Company occupied office space in a building that is owned by AFG. The Company has an administrative agreement with AFG whereby during the year ended June 30, 2010, the Company incurred $127,170 in administrative fees. These fees include various administrative expenses, rental of office equipment, furniture and office space. At June 30, 2010, the Company still owed AFG $94,170 of these fees.

## Note 8: RELATED PARTY TRANSACTIONS

**(Continued)**

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2010, Jet Alliance (sister company) reimbursed the Company $73,194 for salaries and benefits, which are included in reimbursed expenses on the Statement of Operations.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred on their behalf. For the year ended June 30, 2010, the Company was reimbursed $5,544 for licenses and insurance, which is included in reimbursed expenses on the Statement of Operations.

The Company recevied $6,000 rental income from tenants to which the Company subleases office space on a month-to-month basis. The rental income is included in reimbursed expenses on the Statement of Operations.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 9: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On July 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

## Note 9: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

| Assets | Fair Value | Level 1 Input | Level 2 Input | Level 3 Input |
|---|---|---|---|---|
| Marketable securities | $ 5,334 | $ 5,334 | $ - | $ - |
| | $ 5,334 | $ 5,334 | $ - | $ - |

| Liabilities | Fair Value | Level 1 Input | Level 2 Input | Level 3 Input |
|---|---|---|---|---|
| Liabilities | $ - | $ - | $ - | $ - |
| Total | $ - | $ - | $ - | $ - |

## Note 10: PROFIT SHARING PLAN

As of December 31, 2009, the Company terminated its 401(k) Profit Sharing Plan. Under this plan, all employees who had completed one year of service and attained the age of twenty-one (21) years were covered. Employees could contribute up to 100 percent of their yearly compensation up to the annual limits allowable under IRS regulations, plus catch up provisions, if applicable. The Company could make a discretionary matching contribution equal to a percentage of the employee deferral, as determined each year by the Company. For the year ended June 30, 2010, total profit sharing and matching contributions were $12,431. There is no future estimated liability as of June 30, 2010.

## Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending June 30, 2010, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

| Statement No. | Title | Effective Date |
|---|---|---|
| SFAS 141(R)/ ASC 805 | Business Combinations | After December 15, 2008 |
| SFAS 157/ ASC 820 | Fair Value Measurements | After November 15, 2008 |

**Alliance Advisory & Securities, Inc.**
**Notes to Financial Statements**
**June 30, 2010**

**Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

| | | |
|---|---|---|
| SFAS 161/ ASC 815 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After December 15, 2008 |
| SFAS 165/ ASC 855 | Subsequent Events | After June 15, 2009 |
| SFAS 166*/ ASC 860 | Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140 | After November 15, 2009 |
| SFAS 167*/ ASC 810 | Amendments to FASB Interpretation No. 46(R) | After November 15, 2009 |
| SFAS 168/ ASC 105 | The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162 | After September 15, 2009 |

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 13: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2010, the Company had net capital of $114,867 which was $104,261 in excess of its required net capital of $10,606; and the Company's ratio of aggregate indebtedness ($159,095) to net capital was 1.39 to 1, which is less than the 15 to 1 maximum allowed.

**Alliance Advisory & Securities, Inc.**
**Notes to Financial Statements**
**June 30, 2010**

## Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $70 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 114,937 |
| Adjustments: | | |
| Retained earnings | $ (873) | |
| Non-allowable assets | 801 | |
| Haircuts & undue concentration | 2 | |
| Total adjustments | | (70) |
| Net capital per audited statements | | $ 114,867 |

**Alliance Advisory & Securities, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2010**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 1,030 | |
| Additional paid-in capital | 46,970 | |
| Retained earnings | 113,822 | |
| **Total stockholders' equity** | | $ 161,822 |
| Less: Non-allowable assets | | |
| Receivable from related party | (7,143) | |
| Prepaid income taxes | (900) | |
| Prepaid expense | (5,657) | |
| Securities, not readily marketable | (30,200) | |
| **Total non-allowable assets** | | (43,900) |
| **Net capital before haircuts** | | 117,922 |
| Less: Haircuts on securities | | |
| Haircut on marketable securities | (800) | |
| Haircut on money markets | (2,255) | |
| **Total haircuts on securities** | | (3,055) |
| **Net Capital** | | 114,867 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 10,606 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (10,606) |
| **Excess net capital** | | $ 104,261 |
| Ratio of aggregate indebtedness to net capital | 1.39 : 1 | |

There was a difference of $70 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2010. See Note 14.

**Alliance Advisory & Securities, Inc.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2010**

A computation of reserve requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Alliance Advisory & Securities, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2010**

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

**Alliance Advisory & Securities, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended June 30, 2010**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Alliance Advisory & Securities, Inc.:

In planning and performing our audit of the financial statements of Alliance Advisory & Securities, Inc. (the Company), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324 *i*
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 12, 2010

**Alliance Advisory & Securities, Inc.**

**Report on the SIPC Annual Assessment**

**Pursuant to Rule 17a-5 (e)(4)**

**For the Year Ended June 30, 2010**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Alliance Advisory & Securities, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Alliance Advisory & Securities, Inc. ("the Company") for the year ended June 30, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Alliance Advisory & Securities, Inc. taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
August 12, 2010



9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

**Alliance Advisory & Securities, Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended June 30, 2010**

| | Amount |
|---|---|
| Total assessment | $ 3,513 |
| SIPC-6 general assessment<br>Payment made on January 26, 2010 | (1,713) |
| SIPC-7 general assessment<br>Payment made on July 26, 2010 | (1,812) |
| Total assessment balance<br>(overpayment carried forward) | $ (12) |